3001 North Rocky Point East, Suite 200

Tampa, Florida 33607

June 19, 2014

Via EDGAR

Heather Clark

Staff Accounant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	On the Move Systems Corp. Item 4.02 Form 8-K Filed June 16, 2014 File No. 333-168530

Dear Ms. Clark:

This letter is submitted on behalf of On the Move Systems Corp. in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Staff”) in your letter of June 18, 2014 regarding the above-captioned filing.

Our numbered responses correlate to the numbers in your June 18, 2014 letter and we have set forth in italics the full text of the comments included in your letter for convenience purposes.

We respond to the Staff’s comments as follows:

1.

Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing regarding the error and restatement.

We intend to amend Item 4.02 to include the following statement:

Our chief executive officer discussed the matters disclosed in the Form 8-K with both the Company’s prior and current independent registered public accounting firms.

2.

Please tell us whether you intend to file restated financial statements. Tell us how, and when, you will do so. In this regard, it would be appropriate to amend your fiscal 2013 10-K with the restated fiscal 2013 and fiscal 2012 financial statements.

We intend to file restated financial statements as of and for the years ended February 28, 2013 and 2012 in an amendment to our Form 10-K for the year ended February 28, 2013. We expect to file the amendment to the Form 10-K on or before June 20, 2014.

3.

We note from the second paragraph that you continue to believe your internal controls over financial reporting and disclosure controls and procedures are effective despite this error in your financial statements. Given the significance of the error, we believe you should revise the conclusion in your fiscal 2013 10-K to state that your internal controls over financial reporting and disclosure controls and procedures were not effective. If you have since remediated the weaknesses in controls, you may disclose the remediations in your fiscal 2014 10-K.

The second paragraph of Item 4.02 of the Form 8-K incorrectly indicates that management had concluded that its internal controls over financial reporting were effective as of February 28, 2013. In fact, the Form 10-K for the year ended February 28, 2013 as originally filed listed material weaknesses in internal control over financial reporting. As a result, we intend to revise the second paragraph of as follows:

Effects of Restatement

As originally filed the Form 10-K for the year ended February 28, 2013 indicated that there were material weaknesses in our internal control over financial reporting and concluded that the Company did not maintain effective internal control over financial reporting as of February 28, 2013. Management has considered the effect of the restatement on our prior conclusions as to the effectiveness of our disclosure controls and procedures and internal control over financial reporting. Management has concluded that there is no change in the conclusion that our disclosure controls and procedures and internal control over financial reporting for such periods were not effective as of February 28, 2013.

With respect to your comments, we acknowledge the following:

1.	On the Move Systems Corp. is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

3.	On the Move Systems Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We intend to file the amended Form 8-K on or before June 20, 2014.

Sincerely,

/s/ Robert Wilson

Robert Wilson

President and Chief Executive Officer